

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

> **Re: NIP Group Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 6, 2023**
> **CIK No. 0001966233**

Dear Mario Yau Kwan Ho:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Cover Page

1.    Please revise your statement that you are "not an operating company" to clarify that you are "not a Chinese operating company." In addition to stating that investors are purchasing interests in you, state that they may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Prospectus Summary, page 1

3. We note your response to comment 2 and reissue in part. Please revise here and elsewhere as appropriate to (i) discuss the costs associated with any digital collection platform agreements and IP development and (ii) the basis of your conclusions regarding the anticipated timeframe in which you anticipate offering these products. In this regard, we note your disclosure that you "expect to further expand [y]our IP collaborations to 40 by 2025."

4. We note that your prospectus contains information supported by Newzoo. Please revise to clarify whether you commissioned a report from Newzoo and, if so, file a consent of Newzoo in accordance with Rule 436.

5. We note that you deleted the section of the risk factors summary entitled Risks Related to Our Corporate Structure. As it appears that your holding company structure imposes material risks to investors, please revise to include a summary of relevant risks, such as the risk that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Make corresponding changees to your Risk Factors section.

6. Please disclose the entities in which the company's operations are conducted, briefly describe the operations conducted by each such entity, and specify such entities' countries of domicile.

7. We note your definition of "China" on page 15. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Enforceability of Civil Liabilities, page 72

8.    If you have one or more directors, officers or members of senior management located in the PRC and/or Hong Kong, state that is the case and identify the relevant individuals and their location.

Unaudited Pro Forma Condensed Combined Financial Information, page 77

9.    Please note that the pro forma financial statement periods presented should comply with Rule 11-02(c) of Regulation S-X and only include a pro forma balance sheet as of the most recent period, unless the transaction is already reflected in such balance sheet, and pro forma statements of operations for only the most recent fiscal year, and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.  Please apply this guidance throughout your filing wherever pro forma financial information is presented.

10.   Refer to our previous comment 6 in our letter dated August 29, 2023.  Please tell us how you considered the income statement impact of the purchase price adjustments detailed on page F-69 in your pro forma financial statements.  Specifically address amortization related to the acquired intangible assets.  As a related matter, please reconcile the differences in the adjustments and total adjustment to non-current assets between the different pro forma balance sheets presented.  Please note that the pro forma financial statements should reflect pro forma adjustments pursuant to Rule 11-02 of Regulation S-X.

Note 2: Pro Forma Adjustment, page 84

11.   We note that the pro forma financial statements have been adjusted to give effect to events that are "(i) directly attributable to the Business Combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the Company."  Please note that pro forma adjustments should be based on Rule 11-02(a) of Regulation S-X.  Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations, page 87

12.   We note that the presentation of pro forma combined historical results presented here are as if the business combination had occurred on January 1, 2021, and that the pro forma financial information on page 71 is presented as if the business combination had been consummated on December 31, 2021.  Please note that any results of operations discussions should be based on pro forma financial statements prepared in accordance with Article 11 of Regulation S-X.  Please revise.

<u>Net Revenues</u>
<u>Talent Management Service, page 88</u>

13.     Your discussion of revenue earned from talent management services includes the disclosure that, in 2021 and 2022, the majority of your net revenues under talent management business were generated from your services provided to a related party, Wuhan Ouyue, representing approximately 83.2% and 83.7% 26.9% in 2021 and 2022, respectively.  It appears this disclosure includes the revenue percent for not only 2021 and 2022, but also for the unaudited interim period ended June 30, 2023.  If our understanding is correct, please revise your disclosure to include such date.

        Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Steve Lin